UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        PAXSON COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Class A Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    70423110
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                    Elizabeth A. Newell, Assistant Secretary
                               NBC Universal, Inc.
                    30 Rockefeller Plaza, New York, NY 10012
                                 (212) 664-3307
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 7, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  70423110                                           Page 2 of 26 Pages
--------------------------------------------------------------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                NBC PALM BEACH INVESTMENT I, INC.  13-4078684
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a)  /_/
                (b)  /x/
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
                AF
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
                PURSUANT TO ITEMS 2(d) or 2(e)
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                California
--------------------------------- ---------- -----------------------------------
           NUMBER OF                  7      SOLE VOTING POWER
             SHARES                          303,035,000*
           BENEFICIALLY          ---------- -----------------------------------
           OWNED BY                   8      SHARED VOTING POWER
             EACH                            0
           REPORTING             ---------- -----------------------------------
            PERSON                    9      SOLE DISPOSITIVE POWER
             WITH                            303,035,000*
--------------------------------- ---------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             0
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                303,035,000*
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                   [_]
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                82.4%**
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)
                CO
--------------- ----------------------------------------------------------------
* Represents 303,035,000 shares of Class A Common Stock issuable upon conversion of 60,607 shares of Preferred Stock by NBC Palm Beach I. Shares of Preferred Stock are not currently convertible and the right to convert is subject to material conditions, including, without limitation, those contained in the Agreements and the applicable FCC regulations.

** Based on 64,582,424 shares of Class A Common Stock outstanding as of November 2, 2005 as reported by the Company in the Master Transaction Agreement and 303,035,000 shares of Class A Common Stock issuable upon conversion of 60,607 shares of Preferred Stock by NBC Palm Beach I.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  70423110                                           Page 3 of 26 Pages
--------------------------------------------------------------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                NBC PALM BEACH INVESTMENT II, INC.  13-4078685
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a)  /_/
                (b)  /x/
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
                AF
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [_]
                PURSUANT TO ITEMS 2(d) or 2(e)
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                California
--------------------------------- ---------- -----------------------------------
           NUMBER OF                  7      SOLE VOTING POWER
             SHARES                          0
           BENEFICIALLY            ---------- ----------------------------------
           OWNED BY                   8      SHARED VOTING POWER
             EACH                            0
           REPORTING              ---------- -----------------------------------
            PERSON                    9      SOLE DISPOSITIVE POWER
             WITH                            0
--------------------------------- ---------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             0
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                15,455,062*
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                  [_]
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                23.9%**
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)
                CO
--------------- ----------------------------------------------------------------
* Represents 15,455,062 shares of Class A Common Stock issuable upon exercise of the Call Right by NBC Palm Beach II pursuant to the Call Agreement. The Call Right is not currently exercisable and is subject to material conditions, including, without limitation, those contained in the Agreements and the applicable FCC regulations.

** Based on 64,582,424 shares of Class A Common Stock outstanding as of November 2, 2005 as reported by the Company in the Master Transaction Agreement.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  70423110                                           Page 4 of 26 Pages
--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                NBC UNIVERSAL, INC.  14-1682529
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a)  /_/
                (b)  /x/
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
                WC
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [_]
                PURSUANT TO ITEMS 2(d) or 2(e)
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
--------------------------------- ---------- -----------------------------------
           NUMBER OF                  7      SOLE VOTING POWER
             SHARES                          0
           BENEFICIALLY           ---------- -----------------------------------
           OWNED BY                   8      SHARED VOTING POWER
             EACH                            0
           REPORTING              ---------- -----------------------------------
            PERSON                    9      SOLE DISPOSITIVE POWER
             WITH                            0
--------------------------------- ---------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             0
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                318,490,062*
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                  [_]
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                86.6%**
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)
                CO
--------------- ----------------------------------------------------------------
* Represents 303,035,000 shares of Class A Common Stock issuable upon conversion of 60,607 shares of Preferred Stock by NBC Palm Beach I and 15,455,062 shares of Class A Common Stock issuable upon exercise of the Call Right by NBC Palm Beach II. Shares of Preferred Stock and the Call Right are not currently convertible or exercisable and the right to convert or exercise is subject to material conditions, including, without limitation, those contained in the Agreements and the applicable FCC regulations.

** Based on 64,582,424 shares of Class A Common Stock outstanding as of November 2, 2005 as reported by the Company in the Master Transaction Agreement and 303,035,000 shares of Class A Common Stock issuable upon conversion of 60,607 shares of Preferred Stock by NBC Palm Beach I.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  70423110                                           Page 5 of 26 Pages
--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                NATIONAL BROADCASTING COMPANY HOLDING, INC.  13-3448662
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a)  /_/
                (b)  /x/
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY
--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
                WC
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [_]
                PURSUANT TO ITEMS 2(d) or 2(e)
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
--------------------------------- ---------- -----------------------------------
           NUMBER OF                  7      SOLE VOTING POWER
             SHARES                          Disclaimed (See 11 below)
           BENEFICIALLY           ---------- -----------------------------------
           OWNED BY                   8      SHARED VOTING POWER
             EACH                            0
           REPORTING              ---------- -----------------------------------
            PERSON                    9      SOLE DISPOSITIVE POWER
             WITH                            Disclaimed (See 11 below)
--------------------------------- ---------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             0
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                Beneficial ownership of all shares of Class A Common Stock disclaimed by National Broadcasting Company Holding, Inc.*
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                  [_]
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Not Applicable (See 11 above)
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)
                CO
--------------- ----------------------------------------------------------------
* NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT NATIONAL BROADCASTING COMPANY HOLDING, INC. IS THE BENEFICIAL OWNER OF ANY OF THE CLASS A COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  70423110                                           Page 6 of 26 Pages
--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                GENERAL ELECTRIC COMPANY 14-0689340
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a)  /_/
                (b)  /x/
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
                WC
--------------- ----------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED /_/ PURSUANT TO ITEMS 2(d) or 2(e)
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                New York
--------------------------------- ---------- -----------------------------------
           NUMBER OF                  7      SOLE VOTING POWER
             SHARES                          Disclaimed (See 11 below)
           BENEFICIALLY           ---------- -----------------------------------
           OWNED BY                   8      SHARED VOTING POWER
             EACH                            0
           REPORTING              ---------- -----------------------------------
            PERSON                    9      SOLE DISPOSITIVE POWER
             WITH                            Disclaimed (See 11 below)
--------------------------------- ---------- -----------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             0
--------------- ----------------------------------------------------------------
      11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares of Class A Common Stock disclaimed by General Electric Company.*
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               /_/
                EXCLUDES CERTAIN SHARES (See Instructions)

--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Not Applicable (See 11 above)
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)
                CO
--------------- ----------------------------------------------------------------
* NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT GENERAL ELECTRIC COMPANY IS THE BENEFICIAL OWNER OF ANY OF THE CLASS A COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the
Schedule 13D filed on September 27, 1999 (the "Initial Schedule 13D"), as amended by Amendment No. 1 filed on February 14, 2003 (together with the Initial
Schedule 13D, the "Schedule 13D"), which relate to shares of Class A Common Stock ("Class A Common Stock"), par value $0.001 per share, of Paxson Communications Corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the
Schedule 13D.

Item 2.  Identity and Background.

         Paragraph 1 of Item 2 is hereby amended by adding the following paragraph immediately following the last sentence thereof:

         "This Amendment is being filed by NBC Palm Beach Investment I, Inc. ("NBC Palm Beach I"), and NBC Palm Beach Investment II, Inc. ("NBC Palm Beach II"), for and on behalf of themselves, NBC Universal, Inc. (f/k/a National Broadcasting Company, Inc.) ("NBCU"), NBC Holding and GE. The transactions disclosed in the Schedule 13D are herein referred to as the "Investment" and the transactions described in Amendment No. 2 are referred to herein as the "Amended Investment." NBC Palm Beach I and NBC Palm Beach II are wholly owned subsidiaries of NBCU. NBCU is an 80% owned subsidiary of NBC Holding, and NBC Holding is a wholly owned subsidiary of GE. NBC Palm Beach I, NBC Palm Beach II, NBCU are referred to herein as the "NBCU Entities" and the NBCU Entities, NBC Holding and GE are referred to herein as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of Amendment No. 2 is attached hereto as Exhibit 19."

         Paragraph 5 of Item 2 is hereby amended and restated in its entirety to read as follows:

         "As of the date hereof, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of NBC Palm Beach I, NBC Palm Beach II, NBCU, NBC Holding and GE are set forth on Schedules A, B, C, D and E attached hereto, respectively."

Item 3.  Source and Amount of Funds or Other Considerations.

         Item 3 is hereby amended by adding the following paragraph immediately after the last sentence thereof:

         "On November 7, 2005, in connection with the Amended Investment, the Shares of 8% Series B Convertible Exchangeable Preferred Stock ("Original Preferred Stock") issued to NBC Palm Beach I in 1999, as well as accrued dividends thereon declared and paid in the form of Original Preferred Stock, have been redesignated as 11% Series B Convertible Exchangeable Preferred Stock of the Company ("Preferred Stock"), par value $0.001 per share. In addition, NBC Palm Beach I agreed to acquire 250 shares (the "New Shares") of Preferred Stock, convertible into 1,250,000 shares of Class A Common Stock (subject to adjustment under the terms of the Certificate of Designation). Preferred Stock, consisting of the New Shares, the Shares and all accrued stock dividends on the Shares, may be convertible into 303,035,000 shares of Class A Common Stock in the aggregate. However, shares of Preferred Stock are not currently convertible and the right to convert is subject to material conditions, including, without limitation, those contained in the Agreements (as defined below) and the applicable Federal Communications Commission ("FCC") regulations. An aggregate purchase price of $2.5 million for the New Shares was paid by NBC Palm Beach I. NBC Palm Beach I received the funds necessary to pay the purchase price as a capital contribution from NBCU. NBCU made such capital contribution out of its working capital."

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and supplemented to read as follows:

         "Since the Investment in 1999, certain disputes have arisen among Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership, Paxson Enterprises Inc. (collectively, the "Paxson Stockholders"), the NBCU Entities and the Company as to the rights and obligations under the Investment. The NBCU Entities, the Paxson Stockholders and the Company have agreed to modify the terms of the Investment, engage in the Amended

                               Page 7 of 26 Pages

Investment and settle all outstanding disputes. On November 7, 2005, the parties entered into a Master Transaction Agreement (the "Master Transaction Agreement") to amend and restate certain agreements dated as of September 15, 1999, which were described in and filed as exhibits to the Initial Schedule 13D, and to effectuate the transactions contemplated by the various transaction agreements, including the agreements described herein (the "Agreements"). This description is not complete and is subject to the terms of the Master Transaction Agreement, attached as Exhibit 11. Each of the Agreements is filed as an exhibit hereto (as indicated below) and incorporated by reference herein.

         In connection with the Amended Investment, the NBCU Entities have agreed, among other things, to cancel the Warrants held by NBC Palm Beach I and enter into the Agreements on November 7, 2005.

         NBCU and the Company entered into an Amended and Restated Investment Agreement amending and restating the original Investment Agreement dated as of September 15, 1999, previously filed as Exhibit 2 to the Initial Schedule 13D, whereby the parties agreed to amend certain provisions and redefine the rights of NBCU as an investor. The Company is required to obtain the consent of NBCU or its permitted transferee with respect to certain corporate actions and NBCU has a right of first refusal, which terminates upon the earlier of the closing of the Call Right (as defined below) or the date the Call Right expires unexercised, to purchase any Company television station serving a top 50 market that the Company proposes to sell. This description is not complete and is subject to the terms of the Amended and Restated Investment Agreement, attached as Exhibit 12.

         NBCU, the Company and the Paxson Stockholders entered into an Amended and Restated Stockholder Agreement (the "Stockholder Agreement"), amending and restating the original Stockholder Agreement dated as of September 15, 1999, previously filed as Exhibit 3 to the Initial Schedule 13D. The Stockholder Agreement provides, in part, that the Company will use reasonable best efforts to fill the existing four vacancies on the board of directors with independent directors. In connection with the selection and appointment of new directors, the Company also amended its by-laws with respect to the chairman of the board of directors. The Paxson Stockholders have agreed to vote (or cause to be voted) all shares beneficially owned by them (A) in favor of, among other matters, the following proposals: (i) an amendment to the Company's certificate of incorporation to increase the number of authorized shares of Class A and non-voting Class C Common Stock; (ii) an amendment to the stock-based compensation plan to increase the number of shares of Class A Common Stock authorized for issuance thereunder; (iii) the issuance of shares of Common Stock if and to the extent necessary to satisfy the listing thereof under applicable rules of the American Stock Exchange; and (iv) any other matters necessary to consummate the transactions contemplated by the various transaction agreements, including the Agreements listed as exhibits hereto, (B) against any proposal that would result in a change of control and (C) in the same proportion as the public stockholders on the election of the directors to the board. The Paxson Stockholders granted an irrevocable proxy to a grantee to vote in favor of the stockholder approvals numbered (i), (ii) and (iii) above.

         The Stockholder Agreement further provides that upon the earliest to occur of (a) the exercise of the Call Right by NBC Palm Beach II or a permitted transferee, (b) the transfer of the Call Right by NBC Palm Beach II and (c) the transfer by NBC Palm Beach I of Preferred Stock which would constitute a change of control of the Company, NBCU or such permitted transferee will commence a cash tender offer (the "Tender Offer") for all of the outstanding shares of Class A Common Stock. The Tender Offer price is $1.25 per share of Class A Common Stock, which increases at an annual rate equal to 10% starting from October 1, 2005 through the date of the commencement of the Tender Offer. The Paxson Stockholders acknowledged that they would be unable to tender 15,455,062 shares of Class A Common Stock owned by them in the Tender Offer because these shares are subject to the Call Right.

         In the event NBC Palm Beach II chooses not to exercise or transfer the Call Right, or NBCU or a permitted transferee, as applicable, fails to commence the Tender Offer within the time period specified in the Stockholder Agreement,
(i) NBCU is required to surrender to the Company shares of Preferred Stock with an aggregate liquidation preference plus accrued and unpaid dividends equal to $105 million plus accretion of 10% per year from October 1, 2005 (the "Investor Call Right Termination Amount"), and (ii) if, at the time of such surrender, there are any holders of Class A Common Stock who would have been eligible to participate in the Tender Offer, the Company will distribute to such holders, shares of Preferred Stock (or, at the Company's option, another class or series of preferred stock of the Company with substantially identical economic rights) with an aggregate liquidation preference equal to the Investor Call Right Termination Amount.

                               Page 8 of 26 Pages

         Pursuant to the Stockholder Agreement, NBCU and its affiliates may facilitate the commencement of an early tender offer by a third party (an "Early Tender Offer") at any time prior to the occurrence of an event as described above that would trigger a Tender Offer. In the event of an Early Tender Offer, if NBC Palm Beach II or a permitted transferee, as applicable, fails to exercise the Call Right within a certain specified time period, NBCU will pay to the Company $2,410,375.30 as liquidated damages. In addition, NBCU has agreed to restrict its ability to freely transfer the shares of Preferred Stock prior to the earlier of the exercise or termination of the Call Right and the Company has agreed to limit its ability to issue additional shares of Class A Common Stock or other securities which are exchangeable or exercisable for or convertible into shares of Class A Common Stock prior to the earlier of the consummation of the Tender Offer or an Early Tender Offer, as the case may be, or the closing or termination of the Call Right. This description of the Stockholder Agreement is not complete and is subject to the terms of the Stockholder Agreement, attached as Exhibit 13.

         NBC Palm Beach II and the Paxson Stockholders also entered into a Call Agreement (the "Call Agreement"), which supersedes the original 1999 call agreement which was described in and previously filed as Exhibit 5 to the Initial Schedule 13D. The Call Agreement gives NBC Palm Beach II the right (the "Call Right") to purchase, in whole but not in part, (i) 8,311,639 shares of Class B Common Stock and (ii) 15,455,062 shares of Class A Common Stock owned and held by the Paxson Stockholders (and any other shares received by the Paxson Stockholders as a result of a stock dividend, stock split, merger, recapitalization, combination or other transaction involving the Company). In consideration for the grant of the Call Right, NBC Palm Beach II paid to the Paxson Stockholders $25,013,446.85, equal to (1) $1.15 per share for 8,311,639 share of Class B Common Stock and (2) $1.00 per share for 15,455,062 shares of Class A Common Stock. The Call Right is exercisable at a price of $0.29 per share of Class B Common Stock and $0.25 per share of Class A Common Stock and expires on the earlier of May 6, 2007 or 75 days after consummation of an Early Tender Offer, subject to certain exceptions.

         Under the Call Agreement, NBC Palm Beach II may transfer the Call Right to a permitted transferee who meets the requirements specified in the Call Agreement and is approved by the board of directors of the Company in the reasonable exercise of its business judgment rule. Under existing FCC regulations, NBC Palm Beach II cannot exercise the Call Right. As a result, NBC Palm Beach II intends to seek a permitted transferee of the Call Right, who will then exercise the Call Right. In addition, NBCU agreed to place in escrow $3,863,765.50, the exercise price of the Call Right with respect to 15,455,062 shares of Class A Common Stock, and the Paxson Stockholders agreed to deposit all such shares of Class A Common Stock into escrow pursuant to the Escrow Agreement. This description is not complete and is subject to the terms of the Call Agreement the Escrow Agreement, attached as Exhibits 14 and 17, respectively.

         The Company amended and restated the Certificate of Designation (the "Certificate of Designation") with respect to the Original Preferred Stock and redesignated the Original Preferred Stock as Preferred Stock. As of September 30, 2005, the aggregate liquidation preference plus accrued and unpaid dividends on 41,500 shares of Original Preferred Stock was $703,572,555, based on a 28.3% dividend rate that was reset on September 15, 2004. Such reset 28.3% dividend rate was the subject of litigation between the Company and NBCU, which was settled pursuant to the Settlement Agreement between the Company and NBCU. This description is not complete and is subject to the terms of the Settlement Agreement, attached as Exhibit 18.

         In connection with the Amended Investment, the Company declared and paid a stock dividend of an additional 18,857 shares of Original Preferred Stock to NBC Palm Beach I, which NBC Palm Beach I and NBCU have agreed to accept in full satisfaction of the accrued and unpaid dividends on the Original Preferred Stock through and including September 30, 2005, with the result that the aggregate liquidation preference of the Original Preferred Stock outstanding as of September 30, 2005 was $603,570,000. Those 60,357 shares of Original Preferred have been redesignated as 60,375 shares of Preferred Stock, with a liquidation preference of $10,000 per share. Starting from October 1, 2005, Preferred Stock accrues cumulative, non-compounded dividends at the rate of 11% per year.

         Pursuant to the Certificate of Designation, NBC Palm Beach I may, at any time after the closing of the Call Right, convert the shares of Preferred Stock into shares of Class A Common Stock. The initial conversion price is $2 per share, increasing at a rate equal to the dividend rate on Preferred Stock. If NBC Palm Beach I determines that FCC regulations prohibit it from holding shares of Class A Common Stock, NBC Palm Beach I may convert the shares of Preferred Stock into an equal number of shares of non-voting Class C Common Stock of the Company.

                               Page 9 of 26 Pages

Such non-voting common stock will be immediately convertible into Class A Common Stock upon transfer by NBC Palm Beach I to a permitted transferee. Shares of Preferred Stock may also be exchanged for New Exchange Debentures (as defined in the Certificate of Designation), in whole or in part, on a pro rata basis, at the option of NBC Palm Beach I or its transferee (the "Exchange Right"). The exchange rate shall be $1.00 principal amount of New Exchange Debentures for each $1.00 of liquidation preference and accumulated and unpaid dividends of the shares of Preferred Stock. Certain limitations and qualifications of the Exchange Right are set forth in the Certificate of Designation and the Form of Indenture. This description is not complete and is subject to the terms of the Certificate of Designation, attached as Exhibit 15, and the Form of Indenture, filed as Exhibit 9 to the Initial Schedule 13D and incorporated herein by reference.

         The Company and NBCU also amended (the "Registration Rights Amendment") certain provisions of the Registration Rights Agreement entered into between the parties in 1999, a copy of which was filed as Exhibit 4 to the Initial Schedule 13D and is incorporated herein by reference. The Registration Rights Amendment provides that the Company must register, under certain circumstances, shares of Class A Common Stock issuable upon the conversion of (i) the shares of Preferred Stock, including any shares of Preferred Stock deliverable by the NBCU as a result of NBC Palm Beach II's failure to exercise or transfer the Call Right or NBCU or a permitted transferee's failure to timely consummate the Tender Offer as described above in the summary of the Stockholder Agreement, (ii) New Exchange Debentures for which any of the shares of Preferred Stock have been exchanged, or (iii) the shares of Class B Common Stock purchased under the Call Agreement. The Registration Rights Amendment also lowers the minimum market value thresholds for shares eligible to demand registration. This description is not complete and is subject to the terms of the Registration Rights Amendment, attached as Exhibit 16.

         Except as set forth above, none of the Reporting Persons have any present plans or proposals which relate to or would result in any actions described in Item 4 of the Schedule 13D."

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated in its entirety to read as follows:

"(a)    The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this statement on Amendment No. 2 are incorporated herein by reference. After giving effect to the Amended Investment, NBC Palm Beach I holds 60,607 shares of Preferred Stock convertible into 303,035,000 shares of Class A Common Stock and NBC Palm Beach II has the Call Right to purchase 15,455,062 shares of Class A Common Stock and 8,311,639 shares of Class B Common Stock. The NBCU Entities would hold, in the aggregate, 318,490,062 shares of Class A Common Stock upon conversion of Preferred Stock and upon the exercise of the Call Right, which represent beneficial ownership of 86.6% of the outstanding Class A Common Stock of the Company, and 8,311,639 shares of Class B Common Stock, which represent beneficial ownership of 100% of the outstanding Class B Common Stock. However, the right to acquire such shares of Class A Common Stock or Class B Common Stock upon conversion or exercise is subject to material conditions, including, without limitation, those contained in the Agreements and the applicable FCC regulations.

         Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Class A Common Stock or Class B Common Stock.

(b) The responses of the Reporting Persons to (i) Rows (7) through (13) of the cover pages of this statement on Amendment No. 2 and (ii) Item 5(a) hereof are incorporated herein by reference. Upon conversion of all of the shares of Preferred Stock, NBC Palm Beach I would have the sole power to dispose of 303,035,000 shares of Class A Common Stock. Upon exercise of the Call Right by NBC Palm Beach II, NBC Palm Beach II would have the sole power to dispose of 15,455,062 shares of Class A Common Stock and 8,311,639 shares of Class B Common Stock. However, neither the shares of Preferred Stock are currently convertible nor is the Call Right currently exercisable. The right to acquire such shares of Class A Common Stock or Class B Common Stock upon conversion or exercise is subject to material conditions, including, without limitation, those contained in the Agreements and the applicable FCC regulations.

                               Page 10 of 26 Pages

         Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Class A Common Stock or other securities of the Company which they may be deemed to beneficially own.

(c) Except as disclosed in Items 3 and 4 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Class A Common Stock of the Company during the past 60 days.

(d)     Not applicable.

(e)     Not applicable.

              Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that NBC Holding or GE is the "beneficial owner" of any shares of Class A Common Stock or other securities of the Company."

Item 7.  Materials to be Filed as Exhibits.

   Exhibit No.          Description

   Exhibit 11           Master Transaction Agreement, dated as of November 7, 2005, among Paxson Communications
                        Corporation, NBC Universal, Inc., Mr. Lowell W. Paxson, Second Crystal Diamond Limited
                        Partnership, Paxson Enterprises, Inc., Paxson Management Corporation, NBC Palm Beach
                        Investment I, Inc. and NBC Palm Beach Investment II, Inc.

   Exhibit 12           Amended and Restated Investment Agreement, dated as of November 7, 2005, between Paxson
                        Communications Corporation and NBC Universal, Inc.

   Exhibit 13           Amended and Restated Stockholder Agreement, dated as of November 7, 2005, among Paxson
                        Communications Corporation, NBC Universal, Inc., Mr. Lowell W. Paxson, Second Crystal
                        Diamond Limited Partnership and Paxson Enterprises, Inc.

   Exhibit 14           Call Agreement, dated as of November 7, 2005, among NBC Palm Beach Investment II, Inc., Mr.
                        Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc.

   Exhibit 15           Amended and Restated Certificate of Designation, dated as of November 7, 2005, by Paxson
                        Communications Corporation.

   Exhibit 16           Letter Amendment to the Registration Rights Agreement, dated as of November 7, 2005, between
                        Paxson Communications Corporation and NBC Universal, Inc.

   Exhibit 17           Escrow Agreement, dated as of November 7, 2005, among NBC Universal, Inc., Mr. Lowell W.
                        Paxson, Second Crystal Diamond Limited Partnership, Paxson Enterprises, Inc. and The Bank of
                        New York, as the Escrow Agent.

   Exhibit 18           Settlement Agreement, dated as of November 7, 2005, between Paxson Communications
                        Corporation and NBC Universal, Inc.

   Exhibit 19           Joint Filing Agreement, dated as of November 7, 2005, among NBC Palm Beach Investment I,
                        Inc., NBC Palm Beach Investment II, Inc., NBC Universal, Inc., National Broadcasting Company
                        Holding, Inc. and General Electric Company.

                               Page 11 of 26 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                            GENERAL ELECTRIC COMPANY

                            By: /s/ Richard Cotton
                            -----------------------
                            Name:  Richard Cotton
                            Title: Corporate Officer


                            NATIONAL BROADCASTING COMPANY HOLDING, INC.

                            By: /s/ Elizabeth A. Newell
                            ---------------------------
                            Name: Elizabeth A. Newell
                            Title: Assistant Secretary


                            NBC UNIVERSAL, INC.

                            By:  /s/ Elizabeth A. Newell
                            ---------------------------
                            Name:  Elizabeth A. Newell
                            Title: Assistant Secretary


                            NBC PALM BEACH Investment I, INC.

                            By:  /s/ Elizabeth A. Newell
                            -----------------------------
                            Name: Elizabeth A. Newell
                            Title:  Assistant Secretary


                            NBC PALM BEACH Investment II, INC.

                            By:  /s/ Elizabeth A. Newell
                            -----------------------------
                            Name:  Elizabeth A. Newell
                            Title:  Assistant Secretary


Dated:  November 8, 2005

                               Page 12 of 26 Pages

                                   SCHEDULE A

                       Directors and Executive Officers of
                        NBC Palm Beach Investment I, Inc.


                                    DIRECTORS


Name                            Present Principal Occupation     Present Business Address   Citizenship
Robert C. Wright                President & CEO, NBC Universal   30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Randel A. Falco                 Vice President & Group           30 Rockefeller Plaza            United States
                                President, NBC TV Network        New York, NY 10112

Jay Ireland                     President, NBC & Telemundo       30 Rockefeller Plaza            United States
                                Television Stations              New York, NY 10112

Lynn Calpeter                   Chief Financial Officer, NBC     30 Rockefeller Plaza            United States
                                Universal                        New York, NY 10112



                               EXECUTIVE OFFICERS

Name                            Present Principal Occupation     Present Business Address   Citizenship
Robert C. Wright                President                        30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Randel A. Falco                 Vice President                   30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Jay Ireland                     Vice President                   30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Lynn Calpeter                   Treasurer                        30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Richard Cotton                  Secretary                        30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Todd Davis                      Assistant Treasurer              30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Brian O'Leary                   Assistant Treasurer              30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Bill LeBeau                     Assistant Secretary              30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Elizabeth A. Newell             Assistant Secretary              30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

                                   SCHEDULE B

                       Directors and Executive Officers of
                             NBC Palm Beach II, Inc.


                                    DIRECTORS

Name                            Present Principal Occupation     Present Business Address   Citizenship
Robert C. Wright                President & CEO, NBC Universal   30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Randel A. Falco                 Vice President & Group           30 Rockefeller Plaza            United States
                                President, NBC TV Network        New York, NY 10112

Jay Ireland                     President, NBC & Telemundo       30 Rockefeller Plaza            United States
                                Television Stations              New York, NY 10112

Lynn Calpeter                   Chief Financial Officer, NBC     30 Rockefeller Plaza            United States
                                Universal                        New York, NY 10112



                               EXECUTIVE OFFICERS

Name                            Present Principal Occupation     Present Business Address   Citizenship
Robert C. Wright                President                        30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Randel A. Falco                 Vice President                   30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Jay Ireland                     Vice President                   30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Lynn Calpeter                   Treasurer                        30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Richard Cotton                  Secretary                        30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Todd Davis                      Assistant Treasurer              30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Brian O'Leary                   Assistant Treasurer              30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Bill LeBeau                     Assistant Secretary              30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

Elizabeth A. Newell             Assistant Secretary              30 Rockefeller Plaza            United States
                                                                 New York, NY 10112

                                   SCHEDULE C

                       Directors and Executive Officers of
                               NBC Universal, Inc.


                                    DIRECTORS


Name                               Present Business Address                     Present Principal Occupation
J.R. Immelt                        General Electric Company                     Chairman of the Board and Chief Executive
                                   3135 Easton Turnpike                         Officer, General Electric Company
                                   Fairfield, CT  06431

R.C. Wright                        NBC Universal, Inc.                          Vice Chairman of the Board and Executive Officer,
                                   30 Rockefeller Plaza                         General Electric Company; Chairman and Chief
                                   New York, NY 10112                           Executive Officer, NBC Universal, Inc.

L. Calpeter                        NBC Universal, Inc.                          Executive Vice President and Chief Financial
                                   30 Rockefeller Plaza                         Officer, NBC Universal, Inc.
                                   New York, NY  10112

R. De Metz(*)                      Vivendi Universal S.A.                       Executive Vice President, Mergers and
                                   42 Avenue de Friedland                       Acquisitions, Vivendi Universal S.A.
                                   75380 Paris Cedex, 08
                                   France

D. Ebersol                         NBC Universal, Inc.                          Chairman, NBCU Sports & Olympics, NBC
                                   30 Rockefeller Plaza                         Universal, Inc.
                                   New York, NY  10112

R. A.  Falco                       NBC Universal, Inc.                          President, NBCU TV Networks Group, NBC Universal,
                                   30 Rockefeller Plaza                         Inc.
                                   New York, NY  10112

Jean-Rene Fourtou  (*)             Vivendi Universal S.A.                       Chairman, Chief Executive Officer, and Director,
                                   42 Avenue de Friedland                       Vivendi Universal S.A.
                                   75380 Paris Cedex, 08
                                   France

J. W. Ireland III                  NBC Universal, Inc.                          President, NBCU TV Stations, NBC Universal, Inc.
                                   30 Rockefeller Plaza
                                   New York, NY  10112

Jean-Bernard Levy  (*)             Vivendi Universal S.A.                       Chief Operating Officer, Vivendi Universal S.A.
                                   42 Avenue de Friedland
                                   75380 Paris Cedex, 08
                                   France

R. Meyer                           Universal Studios, Inc.                      President,
                                   100 Universal City Plaza                     Chief Operating Officer, and Director,
                                   Universal City, CA 91608                     Universal Studios, Inc. and Vivendi Universal
                                                                                Entertainment LLLP

K.S. Sherin                        General Electric Company                     Senior Vice President and Chief Financial
                                   3135 Easton Turnpike                         Officer, General Electric Company
                                   Fairfield, CT  06431

                                      iii


S. Snider                          Universal Pictures Division                  Chairman, Universal Pictures Group
                                   100 Universal City Plaza
                                   Universal City, CA 91608

T.L. Williams                      Universal Studios Florida                    Chairman and Chief Executive Officer,
                                   1000 Universal Studios Plaza                 Universal Parks & Resorts Group
                                   Orlando, FL 32819

J. Zucker                          NBC Universal, Inc.                          President - NBCU TV Group, NBC Universal, Inc.
                                   30 Rockefeller Plaza
                                   New York, NY  10112

Citizenship:
All:     United States, except as noted (*).  Asterisk denotes 3 individuals as French citizens.


                               EXECUTIVE OFFICERS

Name                           Present Business Address                         Present Principal Occupation
R. C. Wright                   NBC Universal, Inc.                              Vice Chairman of the Board
                               30 Rockefeller Plaza                             and Executive Officer,
                               New York, NY  10112                              General Electric Company;
                                                                                Chairman and Chief Executive Officer, NBC
                                                                                Universal, Inc.

L. Calpeter                    NBC Universal, Inc.                              Executive Vice President/
                               30 Rockefeller Plaza                             Chief Financial Officer/
                               New York, NY 10112                               Treasurer

R. Cotton                      NBC Universal, Inc.                              Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

D. Ebersol                     NBC Universal, Inc.                              Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

J.W. Eck                       NBC Universal, Inc.                              Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

R.A. Falco                     NBC Universal, Inc.                              Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

J.W. Ireland III               NBC Universal, Inc.                              Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

A. Perez                       NBC Universal, Inc.                              Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

                                       iv



M. Saperstein                  NBC Universal, Inc.                              Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

E. Whelley                     NBC Universal, Inc.                              Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

D. Zaslav                      NBC Universal, Inc.                              Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

J. Zucker                      NBC Universal, Inc.                              Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

Citizenship: All United States.


                                   SCHEDULE D

                       Directors and Executive Officers of
                  National Broadcasting Company Holdings, Inc.


                                    DIRECTORS

Name                           Present Business Address                         President Principal Occupation
J.I. Cash, Jr.                 Harvard Business School                          Professor of Business
                               Morgan Hall                                      Administration-Graduate
                               Soldiers Field Road                              School of Business
                               Boston, MA 02163                                 Administration, Harvard University

Sir William Castell            GE Healthcare                                    Vice Chairman of the Board and
                               Pollards Wood, Nightingales Lane                 Executive Officer, General Electric
                               Chalfont St. Giles                               Company; Chairman, GE Healthcare
                               HP8 4SP Great Britain

Dennis D. Dammerman            General Electric Company                         Vice Chairman of the Board and
                               3135 Easton Turnpike                             Executive Officer, General Electric
                               Fairfield, CT  06431                             Company;
                                                                                Chairman, General Electric Capital
                                                                                Services, Inc.

A.M. Fudge                     General Electric Company                         Former Executive Vice
                               3135 Easton Turnpike                             President, Kraft Foods, Inc.
                               Fairfield, CT  06431

Jeffrey R. Immelt              General Electric Company                         Chairman of the Board and Chief
                               3135 Easton Turnpike                             Executive Officer, General Electric
                               Fairfield, CT  06431                             Company

A. Jung                        Avon Products                                    Chairman and Chief Executive
                               1345 Avenue of the Americas                      Officer, Avon Products, Inc.
                               New York, NY  10105

A.G. Lafley                    The Proctor & Gamble Company                     Chairman of the Board, President
                               1 Proctor & Gamble Plaza                         and
                               Cincinnati, OH 45202-3315                        Chief Executive Officer, The
                                                                                Proctor & Gamble Company

R.S. Larsen                    Johnson & Johnson                                Former Chairman and Chief
                               100 Albany Street                                Executive Officer
                               Suite 200
                               New Brunswick, NJ  08901

R.B. Lazarus                   Ogilvy & Mather Worldwide                        Chairman and Chief
                               309 West 49th Street                             Executive Officer
                               New York, NY  10019-7316

S. Nunn                        King & Spalding                                  Partner, King & Spalding
                               191 Peachtree Stsreet, N.E.
                               Atlanta, Georgia 30303

R.S. Penske                    Penske Corporation                               Chairman of the Board


                               2555 Telegraph Road                              and President,
                               Bloomfield Hills, MI                             Penski Corporation
                               48302-0954

R.J. Swieringa                 S.C. Johnson Graduate School                     Anne and Elmer Lindseth Dean
                               Cornell University                               and Professor of Accounting
                               207 Sage Hall
                               Ithaca, NY  14853-6201

D.A. Warner III                J.P. Morgan Chase & Co.,                         Retired Chairman of the
                               The Chase Manhattan Bank and                     Board
                               Morgan Guaranty Trust Co. of New York
                               345 Park Avenue
                               New York, NY 10154

Robert C. Wright               National Broadcasting Company, Inc.              Vice Chairman of the Board and
                               30 Rockefeller Plaza                             Executive Officer, General Electric
                               New York, NY  10112                              Company;
                                                                                Chairman & Chief Executive Officer,
                                                                                National Broadcasting Company, Inc.

Citizenship:
-----------

Sir William Castell        United Kingdom
A. Jung                    Canada
All Others                 U.S.A.

                               EXECUTIVE OFFICERS


Name                           Present Business Address                         Present Principal Occupation
Robert C. Wright               National Broadcasting Company, Inc.              Chairman, Chief
                               30 Rockefeller Plaza                             Executive Officer
                               New York, NY 10112

Lynn Calpeter                  National Broadcasting Company, Inc.              Vice President,
                               30 Rockefeller Plaza                             Treasurer
                               New York, NY 10112

Todd Davis                     National Broadcasting Company, Inc.              Assistant Treasurer
                               30 Rockefeller Plaza
                               New York, NY 10112

Brian O'Leary                  National Broadcasting Company, Inc.              Assistant Treasurer
                               30 Rockefeller Plaza
                               New York, NY 10112

Benjamin W. Heineman, Jr.      General Electric Company                         Secretary
                               3135 Easton Turnpike
                               Fairfield, CT 06431

Eliza Fraser           General Electric Company      Assistant Secretary
                       3135 Easton Turnpike
                       Fairfield, CT 06431

Elizabeth Newell       National Broadcasting Company, Inc.  Assistant Secretary
                       30 Rockefeller Plaza
                       New York, NY 10112

Citizenship:
-----------

All:  U.S.A.

                                   SCHEDULE E
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            GENERAL ELECTRIC COMPANY

                                    DIRECTORS

                               PRESENT                                          PRESENT
NAME                           BUSINESS ADDRESS                                 PRINCIPAL OCCUPATION
----                           ----------------                                 --------------------
J.I. Cash, Jr.                 General Electric Company                         Former Professor of Business
                               3135 Easton Turnpike                             Administration-Graduate
                               Fairfield, CT 06828                              School of Business
                                                                                Administration, Harvard
                                                                                University

Sir William Castell            GE Healthcare                                    Vice Chairman of the Board and
                               Pollards Wood, Nightingales Lane                 Executive Officer, General
                               Chalfont St. Giles                               Electric Company; Chairman,
                               HP8 4SP Great Britain                            GE Healthcare

D.D. Dammerman                 General Electric Company                         Vice Chairman of the Board and
                               3135 Easton Turnpike                             Executive Officer, General
                               Fairfield, CT 06828                              Electric Company; Chairman,
                                                                                General Electric Capital
                                                                                Services, Inc.

A.M. Fudge                     Young & Rubicam, Inc.                            Chairman and Chief
                               285 Madison Avenue                               Executive Officer,
                               New York, NY 10017                               Young & Rubicam, Inc.

C.X. Gonzalez                  Kimberly-Clark de Mexico,                        Chairman of the Board
                               S.A. de C.V.                                     and Chief Executive Officer,
                               Jose Luis Lagrange 103,                          Kimberly-Clark de Mexico,
                               Tercero Piso                                     S.A. de C.V.
                               Colonia Los Morales
                               Mexico, D.F. 11510, Mexico

J.R. Immelt                    General Electric Company                         Chairman of the Board
                               3135 Easton Turnpike                             and Chief Executive
                               Fairfield, CT 06828                              Officer, General Electric
                                                                                Company

A. Jung                        Avon Products, Inc.                              Chairman and Chief
                               1345 Avenue of the Americas                      Executive Officer,
                               New York, NY 10105                               Avon Products, Inc.

A.G. Lafley                    The Procter & Gamble Company                     Chairman of the Board, President
                               1 Procter & Gamble Plaza                         and Chief Executive
                               Cincinnati, OH 45202-3315                        The Procter & Gamble Company

                               PRESENT                                          PRESENT
NAME                           BUSINESS ADDRESS                                 PRINCIPAL OCCUPATION
----                           ----------------                                 --------------------
R.W. Lane                      Deere & Company                                  Chairman and Chief
                               One John Deere Place                             Executive Officer
                               Moline, Illinois 61265                           Deere & Company

R.S. Larsen                    Johnson & Johnson                                Former Chairman and Chief
                               100 Albany Street                                Executive Officer
                               Suite 200
                               New Brunswick, NJ  08901

R.B. Lazarus                   Ogilvy & Mather Worldwide                        Chairman and Chief
                               309 West 49th Street                             Executive Officer
                               New York, NY 10019-7316

S. Nunn                        Sam Nunn School of                               Retired Partner
                                 International Affairs                          King & Spalding
                               Georgia Institute of Technology
                               781 Marietta Street, NW
                               Atlanta, Georgia 30318

R.S. Penske                    Penske Corporation                               Chairman of the Board
                               2555 Telegraph Road                              and President, Penske
                               Bloomfield Hills, MI 48302-0954                  Corporation

R.J. Swieringa                 S.C. Johnson Graduate School                     Anne and Elmer Lindseth Dean
                               Cornell University                               and Professor of Accounting
                               207 Sage Hall
                               Ithaca, NY  14853-6201

D.A. Warner III                J. P. Morgan Chase & Co.,                        Former Chairman of the Board
                               The Chase Manhattan Bank and
                               Morgan Guaranty Trust Co. of New York
                               270 Park Avenue
                               New York, NY 10154

R.C. Wright                    NBC Universal, Inc.                              Vice Chairman of the Board and
                               30 Rockefeller Plaza                             Executive Officer, General
                               New York, NY  10112                              Electric Company; Chairman
                                                                                and Chief Executive Officer,
                                                                                NBC Universal, Inc.


                                   Citizenship
                                   -----------

                               Sir William Castell            United Kingdom
                               Claudio X. Gonzalez            Mexico
                               Andrea Jung                    Canada
                               All Others                     U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

                               PRESENT                                          PRESENT
NAME                           BUSINESS ADDRESS                                 PRINCIPAL OCCUPATION
----                           ----------------                                 --------------------
J.R. Immelt                    General Electric Company                         Chairman of the Board and
                               3135 Easton Turnpike                             Chief Executive Officer
                               Fairfield, CT 06828

P.D. Ameen                     General Electric Company                         Vice President and Comptroller
                               3135 Easton Turnpike
                               Fairfield, CT 06828

F. Beccalli                    General Electric Company                         Senior Vice President-
                               3135 Easton Turnpike                             GE Europe
                               Fairfield, CT 06828

C. T. Begley                   General Electric Company                         Senior Vice President
                               1 Plastics Avenue                                GE Plastics
                               Pittsfield, MA 01201

M. W. Begor                    General Electric Company                         Senior Vice President
                               1600 Summer Street                               GE Consumer Finance - Americas
                               Stamford, CT  06927

P.T. Bossidy                   General Electric Company                         Senior Vice President -
                               44 Old Ridgebury Road                            GE Commercial Financial Service
                               Danbury, CT 06810                                Leasing

D.L. Calhoun                   General Electric Company                         Vice Chairman of General
                               3135 Easton Turnpike                             Electric Company; President
                               Fairfield, CT 06828                              & CEO, GE Infrastructure

J.P. Campbell                  General Electric Company                         Senior Vice President -
                               Appliance Park                                   GE Consumer & Industrial
                               Louisville, KY 40225

W. H. Cary                     General Electric Company                         Vice President -
                               3135 Easton Turnpike                             Investor Communications
                               Fairfield, CT 06828

K.A. Cassidy                   General Electric Company                         Vice President and
                               201 High Ridge Road                              GE Treasurer
                               Stamford, CT 06905-3417

Sir William Castell            GE Healthcare                                    Vice Chairman of the Board and
                               Pollards Wood, Nightingales Lane                 Executive Officer, General
                               Chalfont St. Giles                               Electric Company; Chairman,
                               HP8 4SP Great Britain                            GE Healthcare

W.J. Conaty                    General Electric Company                         Senior Vice President -
                               3135 Easton Turnpike                             Human Resources
                               Fairfield, CT 06828

                               PRESENT                                          PRESENT
NAME                           BUSINESS ADDRESS                                 PRINCIPAL OCCUPATION
----                           ----------------                                 --------------------
P. Daley                       General Electric Company                         Vice President -
                               3135 Easton Turnpike                             Corporate Business
                               Fairfield, CT  06828                             Development

D.D. Dammerman                 General Electric Company                         Vice Chairman of the Board and
                               3135 Easton Turnpike                             Executive Officer, General
                               Fairfield, CT 06828                              Electric Company; Chairman,
                                                                                General Electric Capital
                                                                                Services, Inc.

B.B. Denniston III             General Electric Company                         Vice President and
                               3135 Easton Turnpike                             General Counsel
                               Fairfield, CT 06828

S.C. Donnelly                  General Electric Company                         Senior Vice President -
                               1 Neumann Way                                    GE Aircraft Engines
                               Cincinnati, OH 05215

S. Fitzsimons                  General Electric Company                         Vice President -
                               3135 Easton Turnpike                             Corporate Financial Planning
                               Fairfield, CT 06828                              and Analysis

Y. Fujimori                    General Electric Company                         Senior Vice President -
                               21 Mita 1-chome                                  GE Consumer Finance-Asia
                               Meguro-ku 3d Floor Alto
                               Tokyo, Japan  153-0062

A.H. Harper                    General Electric Company                         Senior Vice President -
                               260 Long Ridge Road                              GE Equipment Services
                               Stamford, CT  06927

B.W. Heineman, Jr.             General Electric Company                         Senior Vice President, Law
                               3135 Easton Turnpike                             and Public Affairs
                               Fairfield, CT 06828

J.M. Hogan                     General Electric Company                         Senior Vice President -
                               Pollards Wood, Nightingales Lane                 GE Healthcare
                               Chalfont St. Giles
                               HP8 4SP Great Britain

J. Krenicki                    General Electric Company                         Senior Vice President -
                               4200 Wildwood Parkway                            GE Energy
                               Atlanta, GA 30339


                               GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (Continued)

                               PRESENT                                          PRESENT
NAME                           BUSINESS ADDRESS                                 PRINCIPAL OCCUPATION
----                           ----------------                                 --------------------
M.M. Little                    General Electric Company                         Senior Vice President -
                               One Research Circle                              GE Global Research
                               Niskayuna, NY 12309

M.A. Neal                      General Electric Company                         Vice Chairman of General
                               260 Long Ridge Road                              Electric Company; President
                               Stamford, CT  06927                              & CEO, GE Commercial
                                                                                Financial Services

D.R. Nissen                    General Electric Company                         Senior Vice President -
                               201 High Ridge Road                              GE Consumer Finance
                               Stamford, CT  06905-3417

D. O'Connor                    General Electric Company                         Senior Vice President
                               Woodchester House                                GE Consumer Finance - Europe
                               Golden Lake Dublin 8
                               Dublin 8 IRE

J.A. Parke                     General Electric Company                         Senior Vice President -
                               260 Long Ridge Road                              General Electric Company
                               Stamford, CT 06927                               Vice Chairman, GE Capital
                                                                                Corporation

M.E. Pralle                    General Electric Company                         Senior Vice President
                               292 Long Ridge Road                              GE Commercial Financial Services -
                               Stamford, CT  06927                              Real Estate

R.R. Pressman                  General Electric Company                         Senior Vice President -
                               9201 State Line                                  GE Insurance
                               Kansas City, KS, 64114-3234

G.M. Reiner                    General Electric Company                         Senior Vice President -
                               3135 Easton Turnpike                             Chief Information Officer
                               Fairfield, CT 06828

J.G. Rice                      General Electric Company                         Vice Chairman of General
                               4200 Wildwood Parkway                            Electric Company; President
                               Atlanta, GA 30339                                & CEO, GE Industrial

K.S. Sherin                    General Electric Company                         Senior Vice President - Finance
                               3135 Easton Turnpike                             and Chief Financial Officer
                               Fairfield, CT 06828

L.G. Trotter                   General Electric Company                         Executive Vice President
                               3135 Easton Turnpike
                               Fairfield, CT 06828

W.A. Woodburn                  General Electric Company                         Senior Vice President -
                               187 Danbury Road                                 GE Industrial
                               Wilton, CT 06897

                               GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (Continued)


R.C. Wright                    NBC Universal, Inc.                              Vice Chairman of the Board and
                               30 Rockefeller Plaza                             Executive Officer, General
                               New York, NY  10112                              Electric Company; Chairman
                                                                                and Chief Executive Officer,
                                                                                NBC Universal, Inc.


                                               Citizenship

                               Ferdinando Beccalli                Italy
                               Sir William Castell                United Kingdom
                               Shane Fitzsimons                   Ireland
                               Dan O'Connor                       Ireland
                               Yoshiaki Fujimori                  Japan
                               All Others                         U.S.A.

                                  EXHIBIT INDEX
                                  -------------


          Exhibit   No. Description

Exhibit 11          Master Transaction Agreement, dated as of November 7,
                    2005, among Paxson Communications Corporation, NBC Universal, Inc., Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership, Paxson Enterprises, Inc., Paxson Management Corporation, NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc.

Exhibit 12 Amended and Restated Investment Agreement, dated as of November 7, 2005, between Paxson Communications Corporation and NBC Universal, Inc.

Exhibit 13 Amended and Restated Stockholder Agreement, dated as of November 7, 2005, among Paxson Communications Corporation, NBC Universal, Inc., Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc.

Exhibit 14          Call Agreement, dated as of November 7, 2005, among NBC
                    Palm Beach Investment II, Inc., Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc.

Exhibit 15 Amended and Restated Certificate of Designation, dated as of November 7, 2005, by Paxson Communications Corporation.

Exhibit 16 Letter Amendment to the Registration Rights Agreement, dated as of November 7, 2005, between Paxson Communications Corporation and NBC Universal, Inc.

Exhibit 17 Escrow Agreement, dated as of November 7, 2005, among NBC Universal, Inc., Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership, Paxson Enterprises, Inc. and The Bank of New York, as the Escrow Agent.

Exhibit 18 Settlement Agreement, dated as of November 7, 2005, between Paxson Communications Corporation and NBC Universal, Inc.

Exhibit 19 Joint Filing Agreement, dated as of November 7, 2005, among NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc., NBC Universal, Inc., National Broadcasting Company Holding, Inc. and General Electric Company.